Exhibit 1A-6C

PROMISSORY NOTE

U.S. $ 25,000	Date: 9/16/2019

Borrower:	East Bay Permanent Real Estate Cooperative

1428 Franklin Street

Oakland, CA, 94612

Lender:	Nancy Moore

466 41st St. Apt. 1

Oakland, CA, 94609

FOR VALUE RECEIVED, the undersigned East Bay Permanent Real Estate Cooperative (“Borrower”) promises to pay on or before March 16th, 2025 (the “Maturity Date”) to Nancy Moore (“Client”) the principal sum of $25,000.

Payment Schedule. Borrower shall repay this Note in 5 consecutive, interest-only monthly payments of $500, payable on the yearly anniversary of this agreement, and a 6th payment on the Maturity Date for the entire remaining balance . Borrower shall make the first payment on September 16, 2020 and shall make the final payment on the Maturity Date. Borrower shall make such payments to Client by by check to the order of Client, to an address specified by Client.

Interest. This Note shall bear interest at the annual rate of 2%, calculated on the basis of a 365-day year for the actual number of days for which interest is calculated.

Prepayments. Borrower may prepay all or a portion of the principal amount of this Note together with accrued interest at any time without penalty.

Overdue Payments. Any overdue payments or unpaid portions of such payments under this Note shall bear interest, payable on demand, at an annual rate of 1.8%, until repaid by Borrower; provided, however, that the aggregate rate of interest shall not exceed the maximum permissible interest rate under applicable law.

Default. If Borrower fails to make a payment when due, and does not pay within 120 days after written notice of this failure, the entire unpaid balance of this Note, together with accrued interest, shall at the option of Client become immediately due and payable in full.

Subordination. Lender understands that this Note shall be subordinated to any existing and future debts to banks or other institutional lenders.

Waiver. Borrower waives diligence, presentment, protest, demand and notice of any kind.

Amendments. This Note may be modified only by a writing which expressly refers to this Note and is signed by both Borrower and Client.

Governing Law. This Note shall be governed by the laws of the State of California.

Due Organization and Qualification. Borrower is a corporation duly organized, validly existing, and in good standing under the laws of the state in which it is incorporated.

Due Authorization; No Conflict. The execution, delivery, and performance of the Agreement is within Borrower’s corporate powers, has been authorized by Borrower’s Board of Directors, will not conflict with or breach any provision of Borrower’s Articles of Incorporation or Bylaws, and will not create or result in a breach or default under any contract or any law, regulation, or order by which Borrower is bound.

Enforceable Agreement. This Agreement has been duly executed and delivered by Borrower and is the legal, valid, and binding obligation of Borrower, enforceable against it in accordance with its terms.

BORROWER:
East Bay Permanent Real Estate Cooperative, Inc.,
a California cooperative corporation

By:	/s/ Ojan Mobedshahi
Name:	Ojan Mobedshahi
Title:	Treasurer, EB PREC